EXHIBIT G-1

Central and South West Corporation (70-      )

Notice of Proposal to Adopt a Stockholder Rights Plan.

                  Central and South West Corporation (the "Company"), 1616 Woodall Rodgers Freeway, Dallas, Texas 75202, a registered holding company has filed a declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 thereunder.

                  The Board of Directors of the Company ("Board") proposes to declare a dividend distribution of one right ("Right") for each outstanding share of Common Stock to stockholders of record at the close of business on a record date ("Record Date") yet to be established. As of June 30, 1997 there were 212,235,310 shares of Common Stock outstanding. The detailed description and terms of the Rights will be set forth in a Rights Agreement ("Agreement") to be between the Company and Central and South West Services, Inc., as Rights Agent ("Agent"). Each Right would entitle the registered holder to purchase from the Company one-tenth of one share of Common Stock at a price of $50 per whole share of Common Stock ("Purchase Price"), being $5 per one-tenth of a share, subject to adjustment.

                  Until the earlier to occur of (i) ten days following the date ("Stock Acquisition Date") of the public announcement that a person or group ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) ten business days (unless delayed by the Board) following the commencement of a tender offer or exchange offer the consummation of which would result in such person or group becoming an Acquiring Person (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. Until the Distribution Date, the Rights will be transferred only with the Common Stock, and new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. However, a Right may not be exercised following the occurrence of an event described below under "The 'Flip-In' Feature" prior to the expiration of the Company's right to redeem the Rights. As in the case with most right plans which are in place, the Rights will expire at the close of business on the tenth anniversary of the Record Date, unless earlier redeemed or exchanged by the Company as described further herein.

                  "The 'Flip-In' Feature". After the Rights become exercisable (unless due to the commencement of a tender or exchange offer), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price for a whole share of Common Stock, the number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price then in effect. However, all Rights that are, or under certain circumstances were, beneficially owned by any Acquiring Person will be null and void.

                  "The 'Flip-Over' Feature". In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon payment of the Purchase Price for a whole share of Common Stock, the number of shares of common stock of the acquiring company having a value equal to two times the Purchase Price then in effect.

                  The Purchase Price payable, and the number of shares of Common Stock (or other securities, cash or other property as the case may be) issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution.

                  At any time prior to 5:00 P.M. Texas time on the tenth day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price") payable in cash, stock or other consideration. Immediately upon the action of the Board electing to redeem the Rights, the Company shall make announcement thereof and the only right of the holders of Rights will be to receive the Redemption Price.

                  At any time after a person becomes an Acquiring Person and before any person (other than the Company and certain related entitites) together with its affiliates and associates, shall have become beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, which become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

                  Until a Right is exercised or exchanged for Common Stock, the holder thereof, as such, will have no rights as a stockholder of the Company. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the stock of the Acquiring Person.

                  Any of the provisions of the Agreement may be amended by the Board without the consent of the holders of the Rights; provided, however, that on or after the Distribution Date the Agreement may not be amended in any manner that would adversely affect the interests of holders of Rights.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                     Jonathan G. Katz
                                    Secretary